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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

   REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF   SEPTEMBER   , 2003
                 -------------

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
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                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                   PERUSAHAAN PERSEROAN (PERSERO)
                                   PT TELEKOMUNIKASI INDONESIA
                                   ---------------------------------------
                                               (REGISTRANT)


DATE  SEPTEMBER 25, 2003           BY  /s/Dina Arifani
     ---------------------            --------------------------------------
                                                (SIGNATURE)

                                                DINA ARIFANI
                                      ACTING HEAD OF INVESTOR RELATION UNIT

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                                  PRESS RELEASE
                            No.TEL.394/PR000/UHI/2003

                  TELKOM AND SIEMENS CONSORTIUM SIGN AGREEMENT
                    FOR DEVELOPMENT OF BACKBONE TRANSMISSION
                           IN KALIMANTAN AND SULAWESI

JAKARTA, SEPTEMBER 25, 2003 - It is hereby announced that PT. Telekomunikasi Indonesia, Tbk ("TELKOM") has signed a Partnership Agreement for Procurement and Installation of Network Backbone Transmission/T-21 Kalimantan and Sulawesi (the "Agreement") with SIEMENS Consortium, which consist of Siemens Ag, PT Siemen Indonesia, PT LEN Industri and Corning Cable System ("SIEMENS Consortium"). The Agreement between TELKOM and SIEMENS Consortium consist of two package transactions for the development of fiber optic backbone network transmission in Kalimantan (Package -1) and Sulawesi (Package-2).

     o The Package-1 consists of the construction of fiber optic transmission between Banjarmasin and Samarinda of approximately 946 km with a transmission capacity of 1,308 equal to E1 (2 Mega bit per second) with a total contract value of USD3,776,269 and IDR74,020,633,646 (excluding value added tax 10%).

     o The Package-2 consists of the construction of fiber optic transmission between Makasar and Palu of approximately 949 km with a transmission capacity of 1,564 equal to E1 (2 Mega bit per second) with a total contract value of USD3,815,295 and IDR70,732,644,265 (excluding value added tax 10%).

The scope of work for the Agreement includes: development of fiber optic backbone network transmission, network management system and spare-part configuration. SIEMENS Consortium shall implement survey, design, planning, procurement and/or manufacturing, delivery, and integration to the existing system. Period of the Agreement is 17 months as of the signing of the Agreement. This project will be funded through TELKOM internal funds.


WOERYANTO SOERADJI
Corporate Secretary

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
JAKARTA
TELP    : 62-21-5215109
FAX     : 62-21-5220500
E-MAIL  : INVESTOR@TELKOM.CO.ID
WEBSITE : WWW.TELKOM.CO.ID